Q4 2016 Additional Information: Debt 1 Note: Numbers may not add due to rounding FCA Group Net debt breakdown (€/B) - Unaudited Sept. 30, ’16 Dec. 31, ’16 Cons. Ind. Fin. Cons. Ind. Fin. 25.2 23.4 1.8 Gross Debt* 24.0 21.8 2.2 (0.0) (0.1) 0.0 Derivatives M-to-M, Net 0.1 0.1 0.0 (17.0) (16.9) (0.1) Cash & Mktable Securities (17.6) (17.4) (0.2) 8.2 6.5 1.7 Net Debt 6.6 4.6 2.0 *Net of intersegment receivables/payables Exhibit 99.2

Q4 2016 Additional Information: Debt 2 Note: Numbers may not add due to rounding Outstanding Sept. 30, ’16 Outstanding Dec. 31, ’16 24.8 Cash Maturities 23.6 9.6 Bank Debt 9.8 13.8 Capital Market 12.5 1.4 Other Debt 1.4 0.3 Asset-backed financing 0.4 0.0 ABS / Securitization 0.0 0.0 Warehouse Facilities 0.0 0.3 Sale of Receivables 0.4 0.1 Accruals & Other Adjustments (0.1) 25.2 Gross Debt 24.0 (17.0) Cash & Mktable Securities (17.6) (0.0) Derivatives (Assets)/Liabilities 0.1 8.2 Net Debt 6.6 6.2 Undrawn Committed Revolving Facilities 6.2 FCA Group Gross debt breakdown(€/B) - Unaudited

Q4 2016 Additional Information: Debt 3 FCA Group Debt maturity schedule (€/B) - Unaudited Note: Numbers may not add due to rounding * Represents total cash maturities excluding accruals Outstanding Dec. 31 ’16 FCA Group 2017 2018 2019 2020 2021 Beyond 9.8 Bank Debt 4.4 2.8 0.9 0.5 0.4 0.8 12.5 Capital Market 2.6 2.0 1.5 1.4 1.0 4.0 1.4 Other Debt 0.6 0.2 0.2 0.1 0.1 0.3 23.6 Total Cash Maturities* 7.5 4.9 2.6 2.0 1.5 5.1 17.6 Cash & Mktable Securities 6.2 Undrawn Committed Revolving Facilities 23.8 Total Available Liquidity 6.6 Sale of Receivables (IFRS de-recognition compliant) 4.1 of which receivables sold to financial services JVs (FCA Bank)